

13000076



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 22 2013

Washington, DC 20549

January 22, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/22/13

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 20, 2012

Dear Mr. Lohr:

This is in response to your letter dated December 20, 2012 concerning the shareholder proposal submitted to Boeing by David Watt. We also have received a letter on the proponent's behalf dated December 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 22, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 20, 2012

The proposal requests that the compensation committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Boeing Company (BA)
Executives to Retain Stock
Davis Watt

Ladies and Gentlemen:

This is in regard to the December 20, 2012 company request concerning this rule 14a-8 proposal.

In regard to this proposal text:
"For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants."

In order for the company argument to be material it would seem that the company would need to provide evidence that the Company's qualified retirement plans have a wide divergence in retirement ages. If so such a disclosure would be of great interest to shareholders.

The company incredibly claims that if a rule allows it to hide information, one cannot say that the company hides information when in fact it does hide information. The company claims that proposal text is "unsupported." However the company fails to provide facts or evidence to support its own position. The company does not discuss *Pfizer Inc.* (Dec. 6, 2012) in regard to its claims regarding improper conduct.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 20, 2012

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by David Watt for Inclusion in The Boeing Company's 2013 Proxy Statement

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from David Watt (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2013 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 15, 2013.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.



THE PROPOSAL

The Proposal states:

> *Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 25% of such shares.*
>
> *The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.*

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE FALSE AND MATERIALLY MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 14, 2004). In addition, Note (b) to Rule 14a-9 provides that a statement that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" are examples of the types of statements that may be misleading within the meaning of Rule 14a-9.

The Proposal's purported definition of "normal retirement age" references an external standard, and that standard does not even exist when applied to Boeing.

The Proposal fails to establish a proposed retention period, arguably the most critical element of the Proposal. Instead of requiring a fixed retention period (*e.g.*, "for



one year following termination of employment" or "until the employee reaches age 64"), the Proposal merely provides for a holding period ending at "normal retirement age." Instead of defining the term "normal retirement age" within the text of the Proposal, the Proposal states only that "[f]or the purposes of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants."

Any attempt to understand the proposed retention period would require a shareholder to perform the following research (much of which involves acquiring information that is not publicly available):

- determine which of the Company's numerous retirement plans constitute "qualified retirement plans;"
- identify the "qualified retirement plan" with the most participants;
- obtain a copy of such plan (which may contain hundreds of pages of materials); and
- find the definition, if any, of "normal retirement age."

Even if shareholders were able to conduct the extensive research necessary to understand arguably the most essential element of the Proposal, they would find that the Company's principal 401(k) plan is the qualified retirement plan with the largest number of participants, and it does not even define or otherwise include the term "normal retirement age" or otherwise specify a retirement age for participants. Accordingly, shareholders have no way of knowing a critical aspect of the Proposal—how long executives would be required to retain the shares—because the Proposal references an external standard when attempting to define such term, and that standard does not exist when applied to Boeing. Absent an understanding of this key term, neither shareholders nor the Company has any basis to determine what retention period the Proposal seeks. As a result, the Proposal is so inherently vague and indefinite that neither the shareholders in voting on the Proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Staff has consistently concurred in the exclusion pursuant to Rule 14a-8(i)(3) of shareholder proposals that fail to define terms that are key to the proposal. See *Cardinal Health, Inc.* (July 6, 2012); *WellPoint, Inc. (SEIU Master Trust)* (Feb. 24, 2012, recon. denied Mar. 27, 2012); and *The Clorox Co.* (Aug. 13, 2012) (each concurring with the exclusion of a proposal that requested the adoption of "a policy that the board's chairman be an independent director according to the definition set forth in the [NYSE] listing standards"). See also *Dell Inc.* (Mar. 30, 2012) (concurring with the exclusion of a proposal which sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" because the specific eligibility requirements "represent a central aspect of the proposal" and were not adequately defined); *Exxon Mobil Corp. (Naylor)* (Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2012) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); and *AT&T Inc.* (Feb. 16,



2010) (concurring with the exclusion of a proposal seeking a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. §56.4911-2").

The Proposal fails to explain the meaning of (a) "25% of such shares" as well as (b) any explanation of a proposed policy against "hedging."

The Company believes that the Proposal is excludable because it calls for the Company to implement a policy without providing a clear description of what the policy entails. The Proposal addresses the same general topic as a proposal included in Boeing's 2012 proxy materials and attached as **Exhibit B** (the "Prior Proposal")—specifically, retention of equity pay by executives. However, the Proposal differs in significant respects from the Prior Proposal. First, the Proposal mandates a share retention percentage requirement of 25% of shares "acquired through equity pay programs," as contrasted with the "75% of after-tax net stock" requirement set forth in the Prior Proposal. As such, the Proposal omits any reference to whether "shares" should (a) be calculated on a net basis or not, (b) consider or ignore each affected individual's personal taxation profile, and/or (c) address unexercised options. As a result, any attempt to interpret the Proposal yields multiple potential interpretations. For example, would the policy include shares withheld for taxes pursuant to a cashless option exercise? This ambiguity could potentially have a significant impact on the level of share retention required, and that impact could vary from individual to individual. Moreover, since the Proposal attempts to establish a holding period based on language the Proponent assumes is contained in the Company's "qualified retirement plans," should the restrictions only cover equity granted pursuant to those plans? In addition, the Proposal refers to a "hedging" policy without any explanation of what such policy should entail, or how it relates to the rest of the Proposal. We note that, as disclosed on page A-5 of our 2012 Proxy Statement, Boeing already prohibits its executives from engaging in hedging transactions with respect to all Boeing securities—not just those subject to holding period requirements. It is unclear whether the Proposal is asking that Boeing limit the universe of shares subject to this existing policy or is seeking some additional requirement that remains unexplained. Given the lack of guidance with respect to these key elements of the Proposal, neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures would be required to implement the Proposal (if adopted).

The Staff has previously allowed the exclusion of proposals that "would be subject to differing interpretation both by shareholders voting on the proposal and the [c]ompany's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation* (Jan. 29, 1992); see also *Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); *R.R. Donnelley & Sons Co.* (Mar. 1, 2012) and *Danaher* (Feb. 16, 2012) (each permitting exclusion of a proposal seeking special meeting rights with a minimum share ownership percentage of 10% as well as language seeking a minimum share ownership percentage equal to the lowest percentage permitted by state law). Like the proposals cited above, this Proposal sets forth conflicting standards for implementation, yet fails to



include reconciling language or otherwise indicate to shareholders what the Proposal requires. Moreover, the Staff has previously granted no-action relief in connection with proposals with similar defects, even when—as with the Proposal—the general topic addressed by the Proposal can be identified. See, e.g., *International Business Machines, Inc.* (Jan. 26, 2009) and *R.R. Donnelley & Sons Co.* (March 23, 2010), in which language in a proposal otherwise identifiable as seeking a right to call special shareholder meetings rendered the entire proposal "vague and indefinite" under Rule 14a-8(i)(3).

The Proposal alleges improper, illegal, or immoral conduct or association without factual foundation in violation of Note (b) to Rule 14a-9.

The Staff has previously allowed the exclusion of proposals pursuant to Rule 14a-8(i)(3) that allege improper or illegal conduct on the part of a company or its directors. See, *e.g.*, *ConocoPhillips* (Mar. 13, 2012) (permitting exclusion of a proposal claiming violations of the Foreign Corrupt Practices Act, money laundering schemes and illegal payments and generally impugning the character and integrity of the company and its directors and management); *The Detroit Edison Co.* (Mar. 4, 1983) (permitting exclusion of a proposal that charged the company with unlawfully "influencing the political process" and engaging in "circumvention of regulation" and "corporate self-interest"); and *Amoco Corp.* (Jan. 23, 1986) (permitting exclusion of certain portions of the proposal that claimed the company engaged in "anti-stockholder abuses").

The Proposal's supporting statement alleges that "[s]hareholder support for 2012 shareholder proposals was arguably understated because our directors distorted proposal titles, hid the names of the proponents and made it more difficult to vote for shareholder proposals than to vote against them with our biased Internet voting system." These false assertions are made without even a fragment of evidence, and they serve the sole purpose of providing an unfounded implication of illegal and improper conduct on the part of the Company and the Company's Board of Directors. The Proponent's accusation with respect to Boeing having "hid" the names of proponents ignores explicit guidance from the Staff. See *Staff Legal Bulletin No. 14* (July 13, 2001) ("a company is not required to disclose the identity of a shareholder proponent in its proxy statement"). The Proponent's other allegations are also completely unsupported by facts or evidence and are contrary to, among other things, the formal certification of the Company's election results by an independent inspector of elections. Consequently, the Proposal should be excludable because it alleges improper, illegal or immoral conduct or association without factual foundation.

The Proposal would require detailed and extensive editing to bring it into compliance with the proxy rules.

The Proponent should not be permitted to revise the Proposal. As the Staff has noted in Legal Bulletin 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some



minor defects that could be corrected easily." However, the Staff has explained that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." Accordingly, because the Proposal would require substantive revisions in order to comply with Rule 14a-8, the Company requests that the Staff agree that the Proposal should be excluded from the Proxy Materials in its entirety. If, however, the Staff does not concur that the Company may exclude the entire Proposal, the Company should nevertheless be permitted to exclude the penultimate paragraph of the Proposal as irrelevant, false and misleading. See *Bob Evans Farms, Inc.* (June 26, 2006) (concurring in the omission of supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *General Motors Corp.* (Feb. 25, 2004) (concurring in the omission of supporting statement arguing in favor of voting "against" directors, which was unrelated to the proposal on executive compensation pursuant to Rule 14a-8(i)(3)); and *Boise Cascade Corp.* (Jan. 23, 2001) (concurring in the omission of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and Chairman).

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: David Watt
John Chevedden



Exhibit A

The Proposal and All Related Correspondence

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 16, 2012 2:47 PM
To: Lohr, Michael F; GRP CSO
Cc: Towle, Elizabeth C; Krueger, Dana
Subject: Rule 14a-8 Proposal (BA)``
Attachments: CCE00010.pdf

Mr. Lohr,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

David Watt

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

REVISED NOV. 16, 2012

Dear Mr. McNerney,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Watt — Date 10-19-12

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

[BA: Rule 14a-8 Proposal, October 24, 2012, Revised November 16, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/The Corporate Library, an independent investment research firm had rated our company "D" continuously since 2005 with "High Governance Risk," and "Very High Concern" in Executive Pay – $22 million for our CEO James McNerney. Mr. McNerney had $4 million added to his pension which totaled $36 million. Mr. McNerney was also given $41,000 to help prepare his personal taxes.

GMI said equity pay given to our highest paid executives simply vested over time without performance requirements. Our highest paid executives were also eligible for performance pay that relied on three-year performance periods and paid out in cash. Long-term cash awards do nothing to tie executive performance to long-term shareholder value.

Kenneth Duberstein, our Lead Director, had the longest-tenure and by far the highest negative votes of any of our directors. Director independence erodes after 10-years and Mr. Duberstein had 15-years tenure. Mr. Duberstein also had seats on our executive pay and nomination committees. This arguably gave Mr. Duberstein a lot of influence since each committee had only three members. Plus Mike Svetozar Zafirovski was also on both these key committees. Mr. Zafirovski had the negative stature of being involved with Nortel Networks and its filing for creditor protection.

Shareholder support for 2012 shareholder proposals was arguably understated because our directors distorted proposal titles, hid the names of the proponents and made it more difficult to vote for shareholder proposals than to vote against them with our biased Internet voting system.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 24, 2012 11:31 PM
To: Lohr, Michael F
Cc: Towle, Elizabeth C; Krueger, Dana
Subject: Rule 14a-8 Proposal (BA)``
Attachments: CCE00012.pdf

Mr. Lohr,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

David Watt

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***.

Sincerely,

David R. Watt 10-19-12

David Watt Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

[BA: Rule 14a-8 Proposal, October 24, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/The Corporate Library, an independent investment research firm has rated our company "D" continuously since 2005 with "High Governance Risk," and "Very High Concern" in Executive Pay – $22 million for our CEO James McNerney. Mr. McNerney had $4 million added to his pension which equaled $36 million. Mr. McNerney was also given $41,000 for his income tax preparation.

GMI said equity pay given to our highest paid executives simply vested over time without performance criteria. Our highest paid executives were also eligible for performance awards that relied on three-year performance periods and paid out in cash. Long-term cash awards do nothing to tie executive performance to long-term shareholder value.

Kenneth Duberstein, our Lead Director, had the longest-tenure and by far the highest negative votes of any of our directors. Director independence erodes after 10-years and Mr. Duberstein had 15-years tenure. Mr. Duberstein also had seats on our executive pay and nomination committees. This arguably gave Mr. Duberstein a lot of influence since each committee only had three members. Mike Svetozar Zafirovski was also on both these key committees. Mr. Zafirovski was negatively flagged by GMI due to his involvement with Nortel Networks filing for creditor protection.

Shareholder support for 2012 shareholder proposals was arguably understated because our directors hid the names of the proponents, distorted proposal titles and made it easier to vote against the proposals than to vote for them.

Please encourage our board to respond positively to this proposal for improved governance and to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Towle, Elizabeth C

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 06, 2012 6:46 PM
To: Lohr, Michael F
Cc: Towle, Elizabeth C, GRP CSO
Subject: Rule 14a-8 Proposal (BA) csc
Attachments: CCE00014.pdf

Mr. Lohr,
Attached is the stock ownership letter. Please acknowledge this letter and let me know by Tuesday whether there is any question.
Sincerely,
John Chevedden
cc: David Watt

charles **SCHWAB**

Redmond Branch
8862 161st Ave NE Ste 106 Redmond WA 98052
tel (800) 435 4000

October 29th, 2012

Re: Account Number *** FISMA & OMB Memorandum M-07-16 ***
Charles Schwab & Co., Inc. (DTC#0164)

DAVID R WATT

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before September 1, 2008.

If you require any further information please contact us at 800-435-4000.

Thank you.

Sincerely,



Shalina Martos
Associate Financial Consultant
Charles Schwab & Co. Inc.

Charles Schwab & Co. Inc. Member SIPC

From: Towle, Elizabeth C on behalf of GRP CSO
Sent: Tuesday, October 30, 2012 4:56 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: The Boeing Company
Attachments: Watt_Ownership_Defect_Letter_30_Oct_2012.pdf

Dear Mr. Chevedden:

Please see the attached correspondence.

The Boeing Company
Attention: The Corporate Secretary's Office
100 N. Riverside, MC 5003-1001
Chicago, IL 60606-1596
Fax: 312-544-2829
Email: cso@boeing.com

NOTICE: This communication may contain privileged or other confidential information. If you are not the intended recipient, or believe that you have received this communication in error, please do not print, copy, retransmit, disseminate, or otherwise use the information. Also, please indicate to the sender that you have received this email in error, and delete the copy you received. Thank you.



Gregory C. Vogelsperger
Chief Counsel - Securities, Finance &
Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

October 30, 2012

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defect - Shareholder Proposal Regarding Retention of Significant Stock by Executives

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2013 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that as a non-registered shareholder or "beneficial holder" you must demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including October 24, 2012, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Sincerely yours,

Gregory C. Vogelsperger

Enclosures
cc: Mr. John Che*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

The Prior Proposal

David Watt

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Watt



Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>

[BA: Rule 14a-8 Proposal, November 15, 2011]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that our executive pay committee adopt a percentage of 25% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $19 million for our CEO James McNerney.

Mr. McNerney's pension value increased by $5 million in 2010. Mr. McNerney's "all other compensation" of $798,000 included such generous perquisites as personal use of company aircraft ($303,000) and life insurance ($269,000). Because such benefits are not directly tied to performance, they are difficult to justify in terms of shareholder benefit.

Annual incentive awards for executives relied on only one performance metric and could have been increased by 100% based on a subjective assessment of an executive's performance score which included such elements as "Inspires Others" and "Finds a Way." Discretionary elements such as these can undermine the integrity of a pay-for-performance executive pay philosophy.

Long-term equity awards included time-vesting restricted stock units and stock options without performance-contingent criteria.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

Notes:
David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***